EXHIBIT 4-15

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                         EMPLOYEES' STOCK PURCHASE PLAN

1.   PURPOSE

         The Plan is designed to afford all eligible employees a convenient means to participate in the ownership of the Company through the purchase of Common Stock of the Company and thereby encourage their best efforts to further the continued success and growth of the Company's business.

2.   ELIGIBILITY

         Any regular full-time employee of the Company who has completed five months or more of service, including officers of the Company (hereinafter referred to as employee) will be eligible to participate in the Plan, provided that the employee is in the active service of the Company or on an approved leave of absence on the day the employee's application is received.

3.   METHOD OF PARTICIPATION

         Participation in the Plan will require that the employee complete an appropriate application for payroll deductions in weekly or semi-monthly payroll periods. Such application for participation must be made at least two weeks in advance of each six month period that begins on January 1 and July 1 of each year. Subscriptions will be accepted on a payroll deduction basis, with a minimum of $4.00 weekly or $10.00 semi-monthly and a maximum of 10% of employee's basic wage or salary in effect at the time the deduction will be made.

4.   COMPANY CONTRIBUTIONS

         The Company will pay the full administrative costs of the Plan including brokerage costs. In addition, the Company will contribute an amount equivalent to 10% of the employee's payroll deduction toward the purchase of stock.

5.   ADMINISTRATION

         The Plan will be administered by a Committee to be known as the Employees' Stock Purchase Plan Administration Committee, the membership of which will be designated by the Chairman of the Company. The Employees' Nominee, who will act on behalf of those participating in the Plan, will be designated by the Committee.

6.   PURCHASE AND PRICING OF STOCK

         Purchases of stock will be made at least once in each month on behalf of the participating employees, by an agent independent of the Company designated by the Employees' Stock Purchase Plan Administration Committee, to the extent of available funds provided from payroll deductions, Company contributions and any dividends or proceeds from the sale of any rights received respecting shares purchased but not yet distributed to employees. Such agent may also act as executing broker for such purchases.

          The price per share of stock purchased by the employee will be determined by dividing the sum of the total number of shares purchased during the current six month period and the number of shares purchased but remaining undistributed from the prior six month period, into the sum of the total cost of shares purchased in the current six month period and the total cost of the undistributed shares purchased during the prior six month period.

7.   ISSUANCE OF CERTIFICATES

          As soon after the end of each six month period as possible, certificates representing full shares purchased from funds made available will be sent to the employee purchaser. The employee will also receive a statement of account showing cash available for purchase of stock, shares purchased, price per share and any cash balance remaining.

8.   ELECTION TO WITHDRAW

          An employee may elect to withdraw from the Plan on 30 days prior written notice to the Employees' Stock Purchase Plan Administration Committee. Following the end of the six month period, a certificate representing any

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full shares purchased, and any remaining cash balance, will be sent to the withdrawing participant. An employee who withdraws from the Plan may not reenter in less than a year after such withdrawal.

9.   TERMINATION OF EMPLOYEE'S RIGHTS

         If the employment of any employee is terminated for any reason, including death or retirement, employee's rights under the Plan shall immediately cease. Following the end of the six month period, a certificate representing any full shares purchased, and any remaining cash balance, will be sent to the employee.

         In the event that the payroll deductions of an employee, or participation in the Plan pursuant to its provisions, are interrupted or interfered with by reason of any legal process, a withdrawal notice will be considered as having been received from the employee at such time and participation in the Plan shall cease.

         No employee shall be permitted to sell, assign, transfer, pledge or otherwise dispose of or encumber his or her rights to participate in the Plan, or any interest the employee may have in the Plan and such rights and interests may be exercised only by the employee. Except as may otherwise be provided by law, such right and interest in the Plan shall not be liable for or subject to the debts, contracts or liabilities of the employee. In the event of any act by the employee, or the assertion of any claim by another party against the employee or employee's rights and interests in the Plan, in derogation of these provisions, a notice of withdrawal will be considered as having been received from the employee, and employee's rights under the Plan shall terminate.

10.  MISCELLANEOUS

         Dividends on shares of stock during each six month period will be added to the funds for purchase of stock and allocated to the participants on an equitable basis. Any rights issued on stock held in the Plan will be sold and the proceeds added to the funds for the purchase of stock and allocated to the participants on a equitable basis.

         The Company's 10% contribution toward the purchase of the stock is compensation to the employee and, therefore, is taxable income.

11.  TERMINATION OR AMENDMENT OF THE PLAN

         The Board of Directors reserves the right to amend, modify, suspend or revoke the Plan at any time without notice, but no modification may be made by the Board which will alter the proportionate benefits under the Plan as between officers and other employees. In the event of suspensions or revocation, a notice of withdrawal will be considered as having been received at the time such suspension or revocation becomes effective from each participating employee and a certificate representing any full shares purchased, and any remaining cash balance, will be sent to the employee. No amendment or modification of the Plan shall be applicable with respect to a completed purchase period.



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